
September 7, 2011

<u>Via E-mail</u>
Mr. Lowell C. McAdam
President and Chief Executive Officer
Verizon Communications Inc.
140 West Street
New York, NY 10007

> **Re:** **Verizon Communications Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-08606**

Dear Mr. McAdam:

We have reviewed your letter dated August 19, 2011 and have the following comment. Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the below comment, we may have additional comments.

<u>Definitive Proxy Statement Incorporated by Reference Into Part III</u>

<u>Summary Compensation Table, page 44</u>

1. We note your responses to comments 1 and 2 from our letter dated August 5, 2011 and are unable to agree that the full amount of Mr. Seidenberg's total compensation has been properly reported in the Summary Compensation Table for 2011. We continue to believe the discretionary second component of the Company's equity incentive plan should be evaluated separately from the non-discretionary first component of the plan. In addition and after considering further the substance of the discretionary second component, particularly as it is impacted by the high level of Board discretion and the limited relationship to Verizon's common stock price, we believe the second component does not fall within the scope of ASC 718. Accordingly, to avoid underreporting in the future, any awards made pursuant to the discretionary second component of the plan should be reported in your Summary Compensation Table as a cash bonus for the year awarded in accordance with Item 402(c)(2)(iv) of Regulation S-K. Please confirm your intention to comply with this comment in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director